Exhibit 99.1

NOTIFICATION OF MAJOR INTERESTS IN SHARES

4 March 2008

Imperial Tobacco Group PLC announces that it received yesterday a copy of a filing under Section 13(d) of the United States Securities Exchange Act of 1934 from Barrow, Hanley, Mewhinney & Strauss, Inc.

This routine quarterly filing formally confirms that Barrow, Hanley, Mewhinney & Strauss, Inc. beneficially holds a total of 22,688,841 American Depositary Shares representing 45,377,682 ordinary shares of 10 pence each or approximately 6.22% of the Company’s issued share capital.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com